UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Graphic Packaging Holding Company

File No. 001-33988 - CF#23924
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Graphic Packaging Holding Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 5, 2009 and amended on September 4, 2009.

Based on representations by Graphic Packaging Holding Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through June 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Pamela Howell
        Special Counsel